Office of Transportation and Leisure

Division of Corporate Finance

United States Securities and Exchange Commission

Washington, D.C. 20549

September 13, 2019

Re:	XTI Aircraft Company
Offering Statement on Form 1-A
Post-qualification Amendment No. 1
Filed August 28, 2019
File No. 024-10872

Thank you for your comments of September 13, 2019 regarding the Offering Statement of XTI Aircraft Company (the “Company”). We appreciate the opportunity to respond to your comments.

Post-qualification Amendment No. 1

General

1. We note that Section 6 of the subscription agreement requires investors to consent to the jurisdiction of any state or federal court of competent jurisdiction located within the State of Colorado. Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. To the extent the provision applies to claims under the Securities Act, state that there is uncertainty as to whether a court would enforce the provision and that investors cannot waive compliance with the federal securities laws. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act.

The Company has amended its risk factor in its offering circular to clarify that the forum selection provision does not apply to actions arising under federal securities law. In addition, the Company has revised its subscription agreement to include that same language in Section 6 of that agreement, as well as amended the discussion under Plan of Distribution to highlight those provisions for prospective investors..

Thank you again for the opportunity to respond to your questions to the Offering Statement of XTI Aircraft Company. If you have additional questions or comments, please contact me at andrew@crowdchecklaw.com.

Sincerely,

/s/Andrew Stephenson

Andrew Stephenson

CrowdCheck Law LLP (f/k/a KHLK LLP)

cc: David Brody

President

XTI Aircraft Company

2209 Green Oaks Lane

Greenwood Village, CO 80121